Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Horizon Links Bolster Olo’s Network with Increased Mobile Backhaul Capabilities

DragonWave and business partner Electrodata are supplying products, solutions and services to meet Peruvian service provider’s growing backhaul demands.

Ottawa, Canada, May 14, 2013  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, and its Peruvian-based, sales partner Electrodata, today announced the ongoing deployment of over 200 new DragonWave Horizon links as part of regional service provider Olo’s expansion plans. Increased microwave backhaul capacity is enabling the carrier to reach more customers and offer new and enhanced services.

Currently, over 200 DragonWave Horizon Compact and Compact+ links are being deployed by Olo del Peru as part of its network expansion underway in Lima.  Olo offers data services over a wireless network that currently covers Lima and other cities in Peru. The company also has plans for further network development in the country.

“We are encouraged by the growing demand for mobile access and services in Peru and working proactively to increase our market share both in Lima and in other targeted cities,” said Pavel Popov, Olo del Peru SAC interim CEO. “Our growth strategy is based on a network build out that ensures reliability, ruggedness and cost-efficient operation, and the DragonWave products we’re deploying are key to helping us follow through on our commitments to our growing customer base.”

“Clearly, the mobile access arena in Peru is primed for continue growth and expansion, but what our customers are concerned with most is finding systems that offer the lowest cost per bit through their resiliency and that are easy to deploy and manage,” Electrodata President & CEO Alejandro Rivadeneyra said. “DragonWave has been a good partner in this regard, as they understand just what our customers’ concerns are and they work collaboratively to help us ensure we are building highly functional and reliable backhaul solutions into networks that will see all our businesses continue to grow.”

DragonWave’s Horizon® line of packet microwave systems delivers the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services.

“Our collaboration with Electrodata has positioned DragonWave to be a leading provider of microwave radios in Peru and it’s rewarding to see the Horizon links contributing to Olo’s continued growth and success,” said Peter Allen, President and CEO, DragonWave. “By leveraging a local team that brings a lot of expertise to the table, we will continue to provide Peruvian network operators and service providers the most technologically advanced and cost-efficient backhaul solutions to best augment their businesses and services.”

About Electrodata

Electrodata, was founded in 1991 as a 100% Peruvian company with offices in Ecuador, Chile, Mexico and Brazil, with a high level of expertise to provide emerging and innovative technology solutions, providing business solutions in networking Infrastructure, Virtualization and Information Security resources. Electrodata targets companies and organizations in the Mining, Energy, Hydrocarbons, Government, Corporate and Telecommunication industries.  For additional information, visit www.electrodata.com.pe

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext 2253	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024